April 2, 2012

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attn:	Mr. Jim B. Rosenberg, Senior Chief Accountant

Re:	BioMarin Pharmaceutical Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 22, 2012

File No. 000-26727

Dear Mr. Rosenberg,

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated March 23, 2012, addressed to Jeffrey H. Cooper, Senior Vice President, Chief Financial Officer of BioMarin Pharmaceutical Inc. (“we”, “our” or the “Company”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed by the Company with the Commission on February 22, 2012 (“2011 Annual Report”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

STAFF COMMENTS AND COMPANY RESPONSES

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis

Provision for Income Taxes, page 57

1.	You indicate here that the 2011 provision for income taxes relates to foreign and state income taxes yet page F-41 shows the majority of 2011 income tax expense was federal. Please provide us proposed disclosure to be included in future periodic reports reconciling these two disclosures or tell us why you believe no revision is necessary. Also explain why a provision for current federal income tax is required when you are utilizing net operating loss carryforwards.

Response:

In Management’s Discussion and Analysis (“MD&A”), the Company agrees that the disclosure of the components of the 2011 income tax provision could have more clearly identified that both the current and deferred expense included “federal” amounts. To aid the comparison of the MD&A discussion to the amounts disclosed in the notes to the consolidated financial statements in future periodic reports, the Company will provide discussion categorized by the current and deferred tax expense categories separately, with more detailed discussion about the federal, state and foreign components of the separate items of current and deferred expense as appropriate based on materiality.

With respect to the Company’s recognition of federal current tax expense when we are utilizing net operating loss carryforwards, the majority of the current federal amount shown on page F-41 was related to Alternative Minimum Tax (“AMT”). Current AMT payments also generated an equal tax credit benefit in the deferred taxes whereby the net impact on the consolidated tax provision was $0.

Financial Statements

(21) Revenue and Credit Concentrations, page F-39

2.	Please provide us proposed disclosure to be included in future periodic reports that discloses the amount of accounts receivable that is past due by country related to Italy, Spain, Portugal and Greece and the number of days past due. Disclose the portion of each of these countries that is due directly from the government or funded by the government. Tell us the amount of allowance for doubtful accounts at December 31, 2011 related to receivables in each of these countries and why you consider that amount to be adequate.

Response:

In our 2011 Annual Report, we disclosed the portion of our net product sales and outstanding receivables from Italy, Spain, Portugal and Greece in both note 21 to the consolidated financial statements and in the risk factor regarding our business being affected by macroeconomic conditions appearing on page 35. We did not disclose additional detail by country due to relative immateriality of each country individually, but have included this information below for the Staff’s information.

The following table summarizes the accounts receivable by country that was past due related to Italy, Spain, Portugal and Greece as of December 31, 2011, the number of days past due and the total allowance for doubtful accounts related to each of these countries at December 31, 2011 (in thousands):

	Days Past Due
	< 180 Days	180 –360 Days	> 360 Days	Total Amount Past Due	Allowance for Doubtful Accounts
Italy	$—	$—	$—	$—	$—
Spain	2,940	703	686	4,329	—
Portugal	739	—	—	739	—
Greece	—	466	346	812	474

Total	$3,679	$1,169	$1,032	$5,880	$474

All of the Company’s past due accounts receivable in Italy, Spain, Portugal, and Greece are related to entities that are either government-owned or government-funded. The Company has not historically experienced a significant level of uncollected receivables and has received continued payments from the more aged accounts represented above. Also, the payment trends for our receivables from Italy, Spain and Portugal, including timeliness, have not changed materially since the European debt crisis and are similar to historical patterns and thus we do not believe any allowance is necessary on those accounts. With respect to Greece, while the amounts are not material, the payment trend has changed in that we accepted Greek government debt in exchange for a portion of our receivables and, as noted above, we have recorded a reserve against a portion of the remaining accounts receivable in Greece to reflect our expected collections. The Company believes that the allowances for doubtful accounts from the countries above is adequate based on its analysis of the specific business circumstances and expectations of collection for each of the underlying accounts in these regions. We will continue to monitor the materiality of our accounts receivable exposure in each of these countries going forward, including the payment trends, and will disclose such detail in our future periodic reports if material.

(22) Income Taxes, page F-40

3.	Please provide us proposed disclosure to be included in future periodic reports explaining why you are recognizing foreign current income tax expense when you show losses before income tax from non-U.S. sources for all three years. Also disclose why the losses from non-U.S. sources do not appear to be reported as foreign net operating loss carryforwards. Tell us why the losses increased greatly in 2010 and 2011.

Response:

The Company proposes to include disclosure substantially similar to the following in future periodic reports to explain why we recognize foreign current income tax expense when we show losses before income tax from non-U.S. sources and why the losses from non-U.S. sources do not generate net operating loss carryforwards:

Non-U.S. source losses represent the consolidated U.S. GAAP loss of all the Company’s foreign subsidiaries. In accordance with ASC 740, the Company calculates its tax provision on an entity-by-entity and jurisdiction-by-jurisdiction basis as adjusted for differences between book-basis income and tax-basis income, which results in certain foreign entities being profitable and incurring foreign current income tax expense. Certain foreign entities incur significant amounts of research and development expense and report significant losses that, on a consolidated basis, offset the income reported by the profitable foreign entities. The majority of the foreign losses are incurred in jurisdictions that do not have net operating loss carry forward provisions and there will be no future benefit to support a deferred tax asset related to loss carryforwards.

The losses increased greatly in 2010 and 2011 due to significantly increased research and development expenses in certain entities that do not yet have revenues from product sales and therefore incur higher net losses as the related research and development activities increase. As disclosed on the Consolidated Statement of Operations, the Company’s total research and development expense on a consolidated basis increased by $67.1 million in 2011 as compared to 2010. The Company notes that in its MD&A in the 2011 Annual Report the Company discloses the change in research and development expenses from 2010 to 2011 and the principal reasons therefore.

4.

You disclose “Based on projected U.S. taxable income and other key operating factors, the Company concluded in 2010 that it is more likely than not that a significant portion of the benefit of its deferred tax assets would be realized. As a result, the amount of the valuation allowance related to the deferred tax assets expected to be realized was reversed, resulting in a net tax benefit in 2010 of $230.6 million, which was recorded as a tax benefit in the Company’s consolidated statements of operations in 2010.” Please provide us with a detailed analysis to support your conclusion that no additional valuation allowance was warranted. Your response should address both the positive and negative evidence you considered in making this determination in accordance with ASC 740.

Response:

Management’s assessment included consideration of the four sources of taxable income that may be available under the tax law to realize a portion or all of a tax benefit for deductible temporary differences and carryforwards. Management concluded that there were: (1) no significant future reversals of existing taxable temporary differences (DTL’s); (2) no significant ability to carryback net operating losses or credits for recovery of previous taxes paid; and (3) no viable tax planning strategies were currently planned. Accordingly the Company looked to the fourth possible source of future taxable income exclusive of reversing temporary differences and carryforwards.

The Company concluded, on a more likely than not basis, that there was adequate evidence to support the existence of sufficient amounts of the fourth source of taxable income to support the realization of the majority of the Company’s deferred tax assets. The following is a summary of the significant positive, neutral and negative evidence evaluated in making this determination:

Positive Evidence:

a)	Cumulative earnings history – The Company had generated cumulative pretax U.S. book income for the three-year period preceding the valuation allowance reversal.

b)	Character of future income – The Company compared the character of its future taxable income projections (e.g., ordinary income) to the character of its deferred tax assets (e.g., net operating loss carryforwards, or “NOLs”) and concluded that most of the future income was of the appropriate character to realize the deferred tax assets, most of which are NOLs and research and development tax credits. In cases where the Company’s income projections were not of the appropriate character to realize certain types of deferred tax such as capital loss carryforwards, the valuation allowance was not reversed.

c)	Long carryback/carryforward periods – Portions of the Company’s carryforwards begin to expire in the near future, however the level of projected taxable income is adequate to utilize those carryforwards, and in general the Company’s carryforward periods are long in duration.

d)	Trends support earnings expected in future years – Despite consolidated GAAP net losses, the Company’s U.S. pretax income trends support earnings expected in future years.

e)	Demonstrated ability to reasonably project future results of operations – Over time, the Company has consistently demonstrated its ability to predict financial results on a short-term and long-term basis within the materiality parameters required by the deferred tax asset valuation allowance analysis.

f)	Proven record of developing significant and successful new products – The Company has a proven record of successfully developing and commercializing new products evidenced by three internally developed commercial drugs that are approved and commercialized in the U.S. and globally.

g)	Absence of known loss contingencies or unsettled circumstances – The Company does not have any material loss contingencies and for purposes of the deferred tax asset valuation allowance analysis is not aware of any circumstances that could adversely affect future operations and taxable income in future years.

Neutral Evidence:

a)	Modest history of using all operating loss and tax credit carryforwards before they expire – Only de minimus amounts of loss carryforwards and credits in certain states and foreign countries have expired prior to utilization.

b)	Lack of significant existing contracts or firm sales backlog that are expected to produce taxable income – The Company does not have long-term contracts but does have orphan drug and patent protection around its products.

c)	Company’s competitive position in industry – The Company generally has less specific competition with its products and programs than its industry peers, however the biotech industry in general is highly competitive. With respect to resources, the Company has significantly greater resources than certain of its competitors, but significantly less resources than several larger competitors.

d)	Growth stage of industry – The biotech industry is in a continued growth stage, however the uncertainty of research and development efforts and general competition with respect to product innovation are significant obstacles to long-term success in the biotech industry.

e)	Financial ratios and sensitivity to external economic factors – The measurement and predictability of the Company’s success is not highly sensitive to financial ratio analysis, and although external economic factors affect the Company, the Company’s income projections are not highly sensitive to such factors within all material respects.

f)	Availability of tax-planning strategies – No material tax-planning strategies were identified to accelerate or delay taxable or deductible amounts.

Negative Evidence:

a)	Industry stability – The biotech industry is not significantly cyclical, however the industry involves significant uncertainty with respect to drug development efforts and long-term product market protection.

b)	Ability to carryback current taxes – Except for AMT, taxes have not been paid in the current or prior years and carryback is not available.

c)	Timing of reversal of taxable amounts – The reversal of differences in the future could generate minimal taxable income for the Company.

In accordance with ASC 740, the Company carefully considered each of the above factors, giving greater weight to the more objective factors. Some of the most compelling positive evidence reviewed by management was the Company’s positive earnings history, its proven ability to forecast income and the long carryover period of most of the deferred tax assets. Based upon analysis of these and all other factors, the Company believes that the evidence supporting its projections of future taxable income is sufficient to conclude that it is more likely than not that the Company will realize most of its deferred tax assets.

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The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response to the undersigned at (415) 506-6700 or to Thomas R. Pollock, Esq. at (415) 856-7047.

Sincerely,

/s/ G. Eric Davis

G. Eric Davis
Senior Vice President, General Counsel
BioMarin Pharmaceutical Inc.

cc:	Jeffrey H. Cooper, Senior Vice President, Chief Financial Officer, BioMarin Pharmaceutical Inc.

Thomas R. Pollock, Esq., Paul Hastings LLP